EXHIBIT 12.1

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(In thousands, except for ratios)
Earnings:
Loss from continuing operations before income taxes	$(73,476)	$(62,917)	$(52,448)	$(58,259)	$(44,863)
Fixed charges, as calculated below	1,567	3,670	15,924	29,248	18,042
Amortization of capitalized interest	5	2	—	—	—
Interest capitalized	—	(972)	(453)	—	—

Total earnings	$(71,904)	$(60,217)	$(36,977)	$(29,011)	$(26,821)

Fixed charges:
Interest Expense (1)	$1,190	$3,313	$15,617	$28,959	$17,790
Estimated interest component of rent expense (3)	377	357	307	289	252

Total fixed charges	$1,567	$3,670	$15,924	$29,248	$18,042

Ratio of earnings to fixed charges (2)	—	—	—	—	—

(1)	Interest expense includes amortization of debt discounts, amortization of debt issuance costs, interest on convertible notes, capitalized interest, and effective interest on financing obligations.
(2)	Our earnings were insufficient to cover fixed charges by $73.5 million in 2015, $62.9 million in 2014, $52.4 million in 2013, $58.3 million in 2012, and $44.9 million in 2011.
(3)	Estimated using an interest rate of 10.375% and 9.85% for 2015 and 2011 through 2014, respectively, which is considered to be a reasonable estimate of the interest factor.

For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are identical to the ratios presented in the tables above.